EXHIBIT 99.9

CONSENT OF EXPERT

I, Ian I Chang, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2014 and (ii) Pretium Resources Inc.’s registration statements on Form F-10 (File No. 333-179726 and 333-197304) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Ian I Chang

Ian I Chang M.A.Sc., P.Eng.